

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Dennis L. Smith
Chief Executive Officer
Remembrance Group, Inc.
365 5th Ave South, Suite 201
Naples, FL 34102

> **Re: Remembrance Group, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 27, 2020**
> **File No. 024-11179**

Dear Mr. Smith:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed April 27, 2020

Part II - Offering Circular
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. In your response to comment 12, you stated you have quantified the drivers impacting changes in your results of operations, and also included quantification of how those changes are attributable to changes in prices or changes in volume. However, it does not appear that your results of operations includes any additional quantification of the drivers of the changes. Please expand your disclosure to include additional quantification and discussion of the significant factors materially affecting your revenues, costs of revenues, general and administrative expenses and other income (loss), and quantify the significant

drivers impacting each. For example, you state that service revenue decreased $85,107 in 2019 as compared to 2018. Please explain why the revenue decreased and how that decrease is a result of changes in prices and volumes.

Consolidated Statements of Operations, page F-4

2.   We reviewed your responses to comments 22 and 23. Please revise to disclose in the notes to consolidated financial statements the nature of expenses included in the cost of property and merchandise, cost of service, overhead and other expenses, and general and administrative expenses line items. In doing so, please address what payroll and depreciation and amortization is included in each line item. Please also disclose that your calculation of gross profit may differ from other companies' calculations.

3.   We note your response to comment 24, in which you cite FASB ASC 260-10-45-11 as the basis for including your preferred stock dividends as component of other expense in your income statement. Please note that the reference to deducting dividends from income available to stockholders in ASC 260-10-45-11 is only in relation to computing earnings or loss per share. Please revise the computation and modify your presentation of dividends to remove such items from your computation of net loss, include them as an increase to net loss in computing net loss attributable to common units and include them as a component within your statement of equity, or tell us why no such revision is necessary. Further, you state that preferred unitholders did not participate in losses similar to common unitholders. As such, remove the preferred units from the weighted average shares and present only net loss per common unit, or explain why your current presentation is correct. Please also consider whether this change constitutes a correction of an error within the scope of FASB ASC 250-10-45-22 through 45-28, and if so, please include the disclosures required by FASB ASC 250-10-50-7 through 50-10.

You may contact James Giugliano at (202) 551-3319 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua